

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 17, 2008

<u>via U.S. mail and facsimile</u>
Mr. Roderick Bartlett
Transact Energy, Corp.
1188 West Georgia Street, Suite 1650
Vancouver, B.C. Canada V6E 4A2

> Re: **Transact Energy, Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 10, 2008**
> **File No. 333-151574**

Dear Mr. Bartlett:

We have limited the review of your filing to those issues identified in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   It appears that you inadvertently filed a post effective amendment related to the current registration statement, File No. 333-151574. Please file a post effective amendment corresponding to the SB-2 File No. 333-139746 and withdraw the current post effective amendment.

2.   Your amendment to the registration statement omits the F-page financial statements and notes to the financial statements that are required by Regulation S-K and S-X. Please refile your registration statement, inclusive of all requisite financial statements.

3.   We note your response to prior comment 4 and reissue the comment. Based on your description of the current status of your business operations and business plan, it would appear that the instruction to paragraph (a) of Industry Guide 7 is applicable. Please revise or advise.

4.   We note your response to prior comment 5. Please advise us supplementally of any material changes that were made to the current S-1 registration statement that differ from the prior SB-2 filing. We may have further comment.

Closing Comments

        As appropriate, please amend the above filing in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Mellissa Campbell Duru at (202) 551-3757 or me at (202) 551-3611 with any questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: via facsimile
        Cletha A. Walstrand, Esq.
        435-688-7318